UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cook & Bynum Funds Trust (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-22282

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Cook & Bynum Funds Trust

2830 Cahaba Road

Birmingham, AL 35233

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John H. Lively

Practus, LLP

11300 Tomahawk Creek Parkway

Suite 310

Leawood, KS 66211

(913) 660-0778

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Commonwealth Fund Services, Inc.

8730 Stony Point Parkway, Suite 205

Richmond, VA 23235

1-804-267-7400

and

Cook & Bynum Capital Management, LLC

2830 Cahaba Road

Birmingham, AL 35233

1-205-994-2815

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Cook & Bynum Capital Management, LLC

2830 Cahaba Road

Birmingham, AL 35233

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Financial Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place:

June 19, 2024

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: September 16, 2024

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The reorganization of The Cook & Bynum Fund, a series of the Cook & Bynum Funds Trust (the “Acquired Fund”), into The Cook & Bynum Fund, a series of the World Funds Trust (the “Acquiring Fund”) occurred on October 4, 2024.

The Reorganization of the Acquired Fund with and into its corresponding Acquiring Fund involved three steps:

●	The transfer by the Acquired Fund of all of its assets to its corresponding Acquiring Fund in return for the Acquiring Fund assuming the liabilities of the Acquired Fund and issuing shares of the corresponding Acquiring Fund to the Acquired Fund equal to the aggregate net asset value of the Acquired Fund’s shares owned by the Acquired Fund’s shareholders as of the closing time on the closing date of the Reorganization;

●	The pro rata distribution of shares of the Acquiring Fund to the shareholders of record of the Acquired Fund as of the closing date of the Reorganization and the cancellation of the outstanding shares of the Acquired Fund held by such shareholders; and
●	The winding up of the affairs and termination of the Acquired Fund.

(b)	Were the distributions made on the basis of net assets?

☒	Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☐ No

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No See above response in 16.(a).

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☒ No

See above response in 16.(a). If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐	Yes ☒ No

If Yes,

(a)        Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)        Why has the fund retained the remaining assets?

(c)        Will the remaining assets be invested in securities?

☐	Yes ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes ☒ No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)        How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)        Legal expenses: $80,000

(ii)       Accounting expenses: $

(iii)      Other expenses (list and identify separately):

Administration and Recordkeeping Liquidation Fee $

Certificate of Cancellation of Delaware Statutory Trust filing fee  $

EDGAR filing expenses $

Proxy expenses: $11,438.52

TA/Shareholder Servicing conversion expenses: $9,870.35

Auditor expenses / Preparation of Consent on N-14 Filings, July and August 2024: $1,600

(iv)      Total expenses (sum of lines (i)-(iii) above): $ $102,908.87

(b)      How were those expenses allocated?

The expenses were allocated to the fund’s investment adviser.

(c)      Who paid those expenses?

Cook & Bynum Capital Management, LLC, the Fund’s investment adviser.

(d)      How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger: The Cook & Bynum Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22172

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form of Agreement and Plan of Reorganization filed with the Commission on Form N-14 on August 23, 2024. SEC File No. 333-280732

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cook & Bynum Funds Trust, (ii) he is the President of Cook & Bynum Funds Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Richard P. Cook
Richard P. Cook
President